UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13D

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.                            Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

On July 23, 2019, Darcie Glazer Kassewitz (the “Trustee”) entered into a mortgage loan agreement (the “July 2019 Loan Agreement”) with UBS Bank USA.  As security for the Trustee’s obligations under the Loan Agreement, the Darcie S. Glazer Irrevocable Exempt Trust (the “Trust”) pledged 773,000 Class B ordinary shares (the “July 2019 Pledged Shares”) pursuant to a MortgagePlus Securities Collateral Pledge and Guaranty Agreement (the “July 2019 Pledge Agreement”) by and between the Trust and UBS Bank USA, dated as of July 23, 2019.  All voting rights and rights to receive dividends or distributions with respect to the July 2019 Pledged Shares will remain with the Trust unless an event of default under the July 2019 Loan Agreement has occurred and is continuing.

Item 6.                           Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the July 2019 Loan Agreement and the July 2019 Pledge Agreement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 23, 2019

Darcie S. Glazer Irrevocable Exempt Trust

By:	/s/ Darcie Glazer Kassewitz
Name:	Darcie Glazer Kassewitz
Title:	Trustee

Darcie Glazer Kassewitz

/s/ Darcie Glazer Kassewitz
Name:	Darcie Glazer Kassewitz

DSGT Holdings LLC

By:	Darcie S. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Darcie Glazer Kassewitz
Name:	Darcie Glazer Kassewitz
Title:	Trustee